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Annual Statement as to Compliance
For the Year Ended December 31, 2007
Title Morgan Stanley Capital I Inc.
Series 2007-IQ13
Pursuant to Section 5.10 (c) of the Subservicing Agreement governing the referenced transaction, I hereby attest that:
i.
A review of the activities of Capmark Finance Inc. as Subservicer during the period, and of its performance under this Pooling and Servicing Agreement, has been made under my supervision.
ii.
To the best of my knowledge, based on such review, Capmark Finance Inc. as
Subservicer, has fulfilled in all material respects its obligations under this Pooling and Servicing Agreement throughout the period.
Capmark Finance Inc.
/s/ Mark E. McCool
By: Mark E, McCool
Title: Managing Director
Date: February 20, 2008
inv 759 lib A